UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES A SANCTION RESOLUTION OF THE COLOMBIAN SUPERINTENDENCY OF SOCIETIES

Medellín, Colombia, May 11, 2010

Pursuant to Resolution No. 230-005190, dated August 21, 2009, which was only issued and served on Bancolombia S.A. (“Bancolombia”) by the Colombian Superintendency of Societies (“Superintendency”) on May 06, 2010, the Superintendency imposed a fine of COP 1 million (or approximately USD 503) on Conavi Banco Comercial y de Ahorro S.A., now part of Bancolombia following a merger in July 2005, for a breach of the exchange rate regime on foreign investment resulting from a failure to  update required information on Form 15.

Bancolombia is currently considering the appropriate course of action.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Juan E. Toro
Executive VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 11, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance